FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of June 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Takeda’s Recommendation to vote for Takeda’s Proposals at the 143rd Ordinary General Meeting of Shareholders

2.	Summary of Takeda’s Modifications to the Executive Compensation Program and Future Considerations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 17, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Better Health, Brighter Future

Takeda Information

Takeda’s Recommendation to vote for Takeda’s Proposals

at the 143rd Ordinary General Meeting of Shareholders

Osaka, Japan, June, 2019 — Takeda Pharmaceutical Company Limited (“Takeda”) (TSE: 4502/NYSE: TAK) is always grateful for its meaningful engagements with individual and institutional shareholders. Shareholder feedback is important to us and we appreciate the comments that have been provided to date regarding our proposals at the 143rd Ordinary General Meeting of Shareholders.

As our dialog with our shareholders progresses, we would like to take this opportunity to provide additional perspective regarding our proposals and how they support Takeda’s business strategy, near-term acquisition and integration objectives and long-term growth trajectory.

FY2018 was transformative, with the announcement and closing of the Shire acquisition. This was a significant step in Takeda’s history, considerably increasing the company’s global footprint and capital market presence as well as providing the platform for meaningful value creation over the mid-to-long term to our shareholders. In December 2018, we experienced strong shareholder support for the Shire acquisition with approximately 90% approval at the Extraordinary General Meeting of Shareholders.

Our enhanced executive compensation framework will enable us to continue to be a patient-focused, innovation-driven global bio-pharmaceutical company building on our 238-year foundation of sustained long-term value creation.

Building on a Strong Platform of Returns and Sustainable Growth

Since the appointment of Christophe Weber as President & Chief Executive Officer on April 1, 2015, legacy Takeda’s Return on Equity (“ROE”) performance has improved every year and on average has been over 5%, a threshold average benchmark used by ISS, as outlined in the chart below.

ROE	FY2014*	FY2015	FY2016	FY2017	FY2018	Average
Reported	(6.3)%	3.9%	6.0%	9.6%	3.0%	3.2%
Reported (Legacy Takeda Only)**	(6.3)%	3.9%	6.0%	9.6%	15.0%	5.6%

*	Reflects the one-time impact of the Actos litigation settlement
**	Does not include three months of Shire contribution, impact from purchase accounting, and Shire related costs

As with any large acquisition, Takeda expected temporary and non-cash expenses would be incurred which would impact returns metrics such as ROE for the combined entity in the near term. We have been unlocking idol cash by reducing cross-holding shares, divesting non-core assets, and will continue to further enhance capital efficiencies and committed to deleveraging. Further, over the mid- to long-term, we expect that levels of return will increase as we successfully execute key integration plans.

Strong Performance and Growth in Fiscal Year 2018

Takeda rewards for purposeful performance. This means that our incentive programs are designed to ensure that our pay outcomes are linked to significant corporate achievements. In FY2018, the organization achieved excellent legacy and combined performance as well as other key milestones while planning for and executing the successful close of the Shire acquisition.

FY2018 consolidated results reflecting the three-month Shire contribution were positive as reported in our May 14th Investor Presentation:

https://www.takeda.com/siteassets/system/investors/report/quarterlyannouncements/fy2018/fy2018-q4-announcements/qr2018_q4_p01_en.pdf

FY2018 Financial Results	FY2018 Actual Performance vs FY2017
Revenue	+18.5% *
Core earnings	+42.4% *
Core EPS	+36.4% *

*	Includes Legacy Shire financials (from January 8, 2019 to March 31, 2019), costs incurred by Legacy Takeda and Legacy Shire related to the acquisition, and financial impact from purchase accounting.

Further, legacy Takeda’s underlying growth greatly exceeded original and revised guidance:

FY2018 Corporate KPI	FY2018 Actual Performance vs FY2017
Underlying Revenue	+5.3%
Underlying Core Earnings	+38.7%
Underlying Core EPS	+29.0%

Additional key milestones contributing to FY2018 success include:

•	Successful completion of both Shire and TiGenix acquisitions

•	Entered into agreements to divest XIIDRA and TACHOSIL

•	Key product approvals: e.g., TAKHZYRO (US/EU), ALUNBRIG (EU)

•	Key growth products continue to deliver strong revenue momentum: e.g., ENTYVIO +34.8%; NINLARO +36.1%)

•	Unlocked JPY 200.9 billion in cash from sale of real estate, securities and non-core business

•	Secured investment grade rating; net/debt to adjusted EBITDA ratio at 4.7x as of March 31, 2019

FY2018 results which were significantly above the target under the complexity and unusual circumstances surrounding the Shire acquisition demonstrate our commitment to a performance-driven culture. We believe that these accomplishments are the foundational elements for improving shareholder value in the mid- to long- term even though they may not be yet reflected in the near term share price performance. As such, we respectfully ask our shareholders to support proposals 2,1 and 6 which enables us to reward and continue to engage our key leadership talent as we move into the critical integration phase for continued success in FY 2019 and beyond.

Critical Success Factors in Fiscal Year 2019

Within the short time period since the close of the Shire acquisition, Takeda has made substantial progress in evaluating and enhancing the compensation framework approved by our shareholders in 2016 to ensure that it continues to support our business and people strategy going forward. This is especially important now given we have approximately 50,000 employees globally, of which more than 90% are located outside of Japan. To this end, it is critical that Takeda evolves its compensation framework to address the needs of its global population.

As a part of this evaluation process, Takeda expanded the authority of our independent Compensation Committee to directly oversee compensation decisions related to the renumeration of Internal Directors. As a result, the Compensation Committee has been in continued dialog with Takeda management to implement changes to the program for FY2019 that will enhance our pay for performance link and drive integration success. Details of our proposed FY2019 pay for performance program enhancements are outlined in proposal four can be found here:

https://www.takeda.com/siteassets/system/investors/shareholders-meetings/sm_143_04_en.pdf

In addition to enhancements made to the annual executive compensation program, Takeda has introduced a Special Integration Long-Term Incentive grant for the Internal Directors and Corporate Officers to ensure sharp focus on the achievement of integration metrics which are critical to delivering deal success.

The Special Integration grant will be made on July 2019, subject to approval at the 143rd Ordinary General Meeting of Shareholders, and is entirely performance-based. The purpose of this one-time grant is to ensure that Takeda closely monitors our progress against achieving our key financial goals related to the integration such as synergy capture, integration cost management and Net Debt to adjusted EBITDA ratio as well as key people metrics. This one-time grant has annual vesting as we believe the execution of key integration objectives requires immediate annual discipline in each of the three years post Shire acquisition close to quickly stabilize, harmonize and optimize the organization in the near term in order to produce longer term results.

Please note that our annual long-term incentive grant continues to have a three-year vesting schedule and, beginning in FY2019, will have an additional two year holding period, balancing the annual vesting of the Special Integration grant to ensure continued focus on near term integration “must wins” under the Special Incentive grant with mid- to long-term sustained value creation under the annual long-term incentive grant.

We respectfully ask our shareholders to support proposal 4 which enables us to enhance our pay for performance programs while engaging, retaining and focusing the leadership talent needed to accelerate the execution of our key integration goals.

About the Shareholder’s Proposals

The Seventh and Eighth Proposals have been put forth by a group of 13 shareholders. The Seventh Proposal would require individual disclosures of director compensation to the Articles of Incorporation, while the Eighth Proposal requests the inclusion of an additional clause regarding the adoption of a claw-back provision.

With respect to the Seventh Proposal, Takeda objects to it, and, to the best of our knowledge, there is no Japanese company that stipulates the content which is the same or similar to that of the Seventh Proposal in the articles of incorporation. Takeda discloses director compensation in the Securities Report in accordance with applicable laws. In addition, Takeda discloses the total amount of the compensation paid to Directors and the number of Directors who received the compensation, specifying the numbers of Internal Directors who are not Audit and Supervisory Committee members, Directors who are Audit and Supervisory Committee members, and External Directors. Therefore, Takeda also already provides shareholders and investors with sufficient information to enable them to infer, with an appreciable extent of accuracy, even the amount of directors’ compensation which is not required to be disclosed in accordance with applicable law. Moreover, Takeda specifies the levels of compensation, the compensation mix, the contents of performance-based compensation and mid-to-long term KPIs, etc., in the “Directors’ Compensation Policy.”

With respect to the Eighth Proposal, Takeda objects to it also, and, we recognize that, to the best of our knowledge, there is no Japanese company that stipulates the content which is the same or similar to that of the Eighth Proposal in the articles of incorporation. It does not mean that Takeda cannot request the return of the Director’s compensation, nor does it mean that Takeda has no mechanism to request the return if a Director actually received inappropriately high performance-based compensation as a result of misconduct, including an inappropriate accounting. Takeda would appropriately exercise its rights in a timely manner, based on the internal rules, mandate agreements, and/or applicable laws, and would request the return of such inappropriate performance-based compensation by considering individual and specific situations such as the content of the actual misconduct. We believe that the addition of such a provision as the Eighth Proposal to the Articles of Incorporation would even have a possibility of interfering with the to-be decisions which should be made by appropriately considering the individual and specific situations of each case. Also, we are afraid that the proposed amendment to the Articles of Incorporation will place absolute liability on the directors even in the cases where the directors did not breach their duty of due care as prudent managers with respect to a misconduct, and that it will make the directors unnecessarily and inappropriately too cautious or too reluctant to even make healthy business decisions, which will be detrimental to shareholders benefit.

Each Takeda Director is aware of the importance of being appointed as Directors by shareholders at the General Meeting of Shareholders, and they take very seriously their responsibility to effectively manage the company and to make the best decision in terms of improving corporate value and shareholder return. We would ask our shareholders to carefully consider the Company’s recommendations in executing their voting rights.

Please note that over the next twelve months, the Board, with guidance from our Compensation Committee and management, will continue to examine our executive compensation framework with a view to enhancing it further. As we look towards the future, we aspire to continue to build on the strong foundation that these new program changes provide in order to develop an enduring corporate governance model with a disclosure framework that is aligned with pay for performance best practice, Japan and global governance requirements and shareholders interests.

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About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Rare Diseases and Neuroscience. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions. For more information, visit https://www.takeda.com.

Contacts
Investor Relations	Media Relations
Takashi Okubo, +81-(0)3-3278-2306 takeda.ir.contact@takeda.com	Kazumi Kobayashi, +81 (0)3-3278-2095 kazumi.kobayashi@takeda.com

Important Notice

For the purposes of this notice, “document” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This document (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this document. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This document is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this document, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements

This document and any materials distributed in connection with this document may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this document should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this document may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Better Health, Brighter Future

Statement

Summary of Takeda’s Modifications to the Executive Compensation Program and Future Considerations

Takeda’s corporate mission continues to be a patient-focused, innovation-driven global bio-pharmaceutical company. Building on a distinguished 238-year history, Takeda aspires to bring better health and a brighter future for people worldwide. The acquisition of Shire has been a transformative step in the company’s history, significantly increasing the company’s global footprint and capital market presence.

As we enter this new chapter in the company’s long history, we want to provide our shareholders with information regarding our evolving executive compensation framework and how it aligns with best practice while balancing global governance requirements. Further, we are committed to continuing to build on the foundation of the equity-based compensation platform approved in 2016 at the 140th General Meeting of Shareholders for all Board members.

We have outlined below the changes made to the executive compensation framework, subject to shareholder approval at the 143rd General Meeting of Shareholders, as well as key areas on which we have been focused and will provide more information in the coming months as our program integration continues.

Summary of Executive Compensation Enhancements

We have introduced or have recommended to Shareholders for consideration at the 143rd General Meeting of Shareholders, the following modifications to our executive compensation programs to further reinforce the alignment of executive pay to our business strategy, a successful integration of Shire and long-term shareholder value creation.

•

DIRECTORS’ COMPENSATION POLICY: A revised Directors’ Compensation Policy approved by the Board of Directors for both our Internal Directors as well as other Corporate Officers and External Directors. Our compensation framework is designed to:

•  Attract, retain and motivate managerial talent

•  Increase corporate value through optimizing the Company’s mid- and long-term performance, while reinforcing our patient-focused values

•  Be closely linked with company performance, highly transparent and objective

•  Support a shared sense of profit with shareholders and improve the managerial mindset focusing on shareholders

•  Encourage Directors to challenge and persevere, and to be aligned with the values of the company

•  Establish transparent and appropriate governance of directors’ compensation to establish the credibility and support of our stakeholders

1

•

NEW PEER GROUP: The establishment of a new peer group consisting of global pharmaceutical comparators approved by the Board of Directors. This peer group will be used to ensure our compensation programs and levels are competitive to attract and retain key talent in the global pharmaceutical market:

•

INCREASED PERFORMANCE-BASED LTI: A proposal to shareholders to increase the mix of performance-based long-term incentives (“LTI”) provided to Internal Directors, which will be replicated for Corporate Officers, to strengthen the link between pay and performance:

•

TWO-YEAR HOLDING PERIOD: Implementation of two-year holding period for LTI equity shares after the three-year vesting period for Internal Directors, which will be replicated for Corporate Officers, to ensure focus on long-term value creation:

2

•

EXTERNAL DIRECTOR LTI: A proposal to shareholders to realign the LTI vesting schedule for External Directors (consistent with Internal Directors and Corporate Officers), and also implementation of 75% share retention ratio until the end of Board Service:

•

SPECIAL INTEGRATION INCENTIVE: A proposal to shareholders to implement a Special Integration Incentive Program for Internal Directors, which will be replicated for Corporate Officers, to be measured independently each year over a three-year period, to ensure sharp focus on integration success factors while continuing to deliver ongoing business success. This incentive is tied to highly focused and measurable KPIs approved by the Board of Directors, that when achieved delivers on shareholder commitments:

•	PAY MIX: With these changes, Takeda’s pay mix, provided below, is closely aligned with global pharmaceutical practice:

3

•

SUMMARY: Furthermore, in accordance with our LTI policy, the board has the authority to decide on the execution of ‘clawback of LTI compensation’ for Japan based Internal Directors. We believe the adjustments to executive compensation following the acquisition is in alignment with global best practices.

Future Executive Compensation Program Considerations

Takeda takes great pride in the current corporate governance structure, and has continued to enhance its executive pay for performance programs and practices. As we look towards the future, we aspire to continue to build on the strong foundation that these new program changes provide to develop an enduring corporate governance model. The company is always grateful for its meaningful engagements with individual and institutional shareholders and will continue to consider their feedback as our executive compensation programs evolve over time.

Over the next twelve months, the board, with guidance from our Compensation Committee and management, intends to continue to set strong and stretch performance indicators in our short-term and long-term incentive plans that ensure alignment with best practices, Japan and global governance requirements and shareholders interests.

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